Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR
FIRST QUARTER 2010

- Angelini Labopharm Joint Venture to Launch OLEPTRO™
in Third Quarter of This Year  -

LAVAL, Quebec (May 5, 2010) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its financial results for the first quarter 2010.  All figures are in Canadian dollars unless otherwise stated.

“With our joint venture with Angelini, we are well positioned for the U.S. launch of OLEPTRO™ in the third quarter of this year,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  ”Following the launch of OLEPTRO™, we will have two products commercialized and generating revenue, supported by a pipeline of additional product opportunities.  In particular, our INTELLITAB™ misuse and abuse-deterrent technology platform, which has the ability to deliver two active ingredients in a single tablet, shows considerable promise and we look forward to advancing multiple products with this platform.”

Angelini Labopharm Preparing to Launch OLEPTRO™

Launch preparations for OLEPTRO™, the Company’s novel once-daily formulation of trazodone for the treatment of major depressive disorder in adults, are nearing completion.  The OLEPTRO™ commercial strategy, including marketing and managed market access strategies, is finalized. Manufacturing of product inventory for launch is complete, supply and logistics distribution is underway, medical affairs functions deployed and sales force build-out commenced using a leading contract sales organization.

Labopharm’s recently announced joint venture, Angelini Labopharm, plans to launch OLEPTRO™ in the U.S. with a specialty pharmaceutical sales force, whose focus will be on psychiatrists and targeted primary care physicians.  A multifaceted marketing and promotional campaign is planned to support the OLEPTRO™ launch.

INTELLITAB™

Labopharm recently announced the first product being developed using its INTELLITAB™ misuse and abuse-deterrent technology platform is a twice-daily formulation of oxycodone and acetaminophen (DDS-08B).  More than 37 million prescriptions were written for oxycodone-acetaminophen combination products in the U.S. in 2009.  The Company recently reported positive results from the pharmacokinetic study on both intact and crushed tablets.  Based on these positive results, the Company is exploring opportunities to potentially establish a partnership for DDS-08B and other products for which the INTELLITAB™ platform may be beneficial.

Financial Results

Three-Month Period Ended March 31, 2010

Revenue from product sales for the first quarter of fiscal 2010 was $3.2 million compared with $3.8 million for the first quarter of fiscal 2009.  The decrease is the result of a $0.4 million unfavourable year-over-year variance in the Euro relative to the Canadian dollar, as a significant portion of product sales are denominated in Euros.  The decrease is also the result of a $0.4 million reserve for future price adjustments associated with the sampling program of one of the Company’s customers.  Total revenue for the first quarter of fiscal 2010 was $4.7 million compared with $5.0 million for the first quarter of fiscal 2009.

Gross margin (as a percentage of revenue from product sales) for the first quarter of fiscal 2010 was 55% compared with 63% for the first quarter of fiscal 2009.  The lower gross margin in the first quarter of fiscal 2010 is the result of the unfavourable year-over-year variance in the exchange rate and the reserve for future price adjustments as discussed above, as well as the reversal of a write down of $0.2 million in the first quarter of fiscal 2009.

Licensing revenue for the first quarter of fiscal 2010 was $0.6 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for its once-daily tramadol product and twice-daily tramadol-acetaminophen formulation.  Licensing revenue for the first quarter of fiscal 2009 was $1.2 million.  The decrease is primarily the result of the extension of the term over which the balance of the US$20 million up-front payment received from Purdue Pharma in 2005 for RYZOLT™ will be recognized.  Royalty revenue recorded on sales of RYZOLT™ for the first quarter of 2010 was $0.6 million.  RYZOLT™ was not yet launched in the U.S. in the first quarter of 2009.

Research and development expenses, before research and development tax credits, for the first quarter of fiscal 2010 were $2.5 million compared with $4.3 million for the first quarter of fiscal 2009.  The decrease was primarily the result of lower clinical trial costs in the first quarter of fiscal 2010.  Research and development tax credits for the first quarter of fiscal 2010 were $0.3 million, essentially unchanged from the first quarter of fiscal 2009.

Selling, general and administrative expenses for the first quarter of fiscal 2010 were $7.3 million compared with $6.7 million for the first quarter of fiscal 2009.  The increase is primarily the result of expenses in the first quarter of fiscal 2010 related to preparations for the U.S. launch of OLEPTRO™, which were partially offset, amongst other items, by lower accruals for the Company's share of litigation costs incurred by Purdue to enforce certain of Purdue's U.S. patents related to Labopharm's once-daily tramadol product ($0.3 million for the first quarter of 2010 compared with $0.7 million for the first quarter of 2009).

Net loss for the first quarter of fiscal 2010 was $8.3 million, or $0.13 per share, compared with $8.0 million, or $0.14 per share, for the first quarter of fiscal 2009.

Cash, cash equivalents and marketable securities at March 31, 2010 were $43.3 million compared with $24.5 million at December 31, 2009.  During the first quarter of fiscal 2010, the Company completed a draw down under its standby equity distribution agreement (SEDA) and an underwritten public offering of units that, combined, generated net proceeds of approximately $23.0 million.  Subsequent to quarter end, Labopharm signed an agreement with Gruppo Angelini to establish a joint venture for the commercialization of OLEPTRO™ in the U.S. and to license OLEPTRO™ to the joint venture.  Upon completion of the transaction, expected by the end of May 2010, Labopharm will receive an up-front payment of US$26 million such that its cash position will increase by approximately $12 million after accounting for the Company’s       US$14 million contribution to initially fund its proportion of the joint venture’s working capital requirements.

Conference Call

Labopharm will host a conference call today (Wednesday, May 5, 2010) at 8:30 a.m. ET to discuss its first quarter fiscal 2010 results. To access the conference call by telephone, dial       647-427-7450 or 1-888-231-8191.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until midnight on Wednesday, May 12, 2010.  To access the archived conference call, dial              416-849-0833 or 1-800-642-1687 and enter the reservation number 70328455 followed by the number sign.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets, South Korea and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

About OLEPTRO™

OLEPTRO™ (trazodone hydrochloride) Extended Release Tablets is a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder (MDD) in adults.

OLEPTRO™ is an extended release formulation of trazodone hydrochloride, and uses CONTRAMID®, Labopharm’s clinically validated technology to control the release of active substances within oral medications, whether taken whole or scored.  CONTRAMID®, in its dry state, acts as a free-flowing, highly compressible powder. When in tablet form and wetted, it forms a long-lasting, uniform surface membrane that is ideally suited to controlled release of orally administered drugs under a broad range of in-body conditions.

Important Safety Information

Antidepressants can increase suicidal thoughts and behaviors in children, adolescents, and young adults. Suicide is a known risk of depression and some other psychiatric disorders. Patients should call their doctor right away if they experience new or worsening depression symptoms, unusual changes in behavior, or thoughts of suicide. Be especially observant within the first few months of treatment or after a change in dose. OLEPTRO™ is not approved for use in pediatric patients.

Warning and Precautions

Patients with major depressive disorder (MDD), both adult and pediatric, may experience worsening of their depression and/or the emergence of suicidal ideation and behavior, or unusual change in behavior, whether or not they are taking antidepressant medications.

Patients should be monitored for clinical worsening and suicidality and for the appearance of any of the following symptoms: anxiety, agitation, panic attacks, insomnia, irritability, hostility, aggressiveness, impulsivity, akathisia, hypomania, and mania.  Families and caregivers should be alerted about the need to monitor patients.

The development of a potentially life-threatening serotonin syndrome, or neuroleptic malignant syndrome (NMS)-like reactions has been reported with antidepressants, and may occur with OLEPTRO™, particularly with concomitant use of other serotoninergic drugs.

PLEASE REFER TO THE FULL PRESCRIBING INFORMATION FOR OLEPTRO™ FOR ADDITIONAL WARNINGS AND PRECAUTIONS AVAILABLE AT http://www.labopharm.com/docs/022411lbl.pdf .

Adverse Reactions

The most common adverse reactions (incidence greater than or equal to five percent and twice that of placebo) are: somnolence/sedation, dizziness, constipation, blurred vision.

These are not all the possible adverse events of OLEPTRO™.  PLEASE SEE FULL PRESCRIBING INFORMATION AVAILABLE AT http://www.labopharm.com/docs/022411lbl.pdf .

This press release contains forward-looking statements, including statements concerning the commercial potential for OLEPTRO™ and the ability of the Angelini Labopharm joint venture to timely launch and market OLEPTRO™ in the United States, statements concerning the successful completion of the partnering transaction with Gruppo Angelini,, statements concerning the commercialization plan for OLEPTRO™, statements concerning future capital requirements of the joint venture, statements concerning the commercial potential and partnering of the INTELLITAB™ platform,  and statements concerning the Company’s pipeline of product candidates, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete a partnering transaction and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

RYZOLT™ is a trademark of Purdue Pharma Products L.P.  OLEPTRO™ is a trademark of Labopharm Inc.  INTELLITAB™ is a trademark of Labopharm Inc.  CONTRAMID® is a registered trademark of Labopharm Inc.

For more information, please contact:
At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

[thousands of Canadian dollars]	As at March 31, 2010 $	As at December 31, 2009 $

ASSETS
Current
Cash and cash equivalents	37,355	23,650
Marketable securities	5,925	854
Accounts receivable	3,631	4,736
Research and development tax credits receivable	1,502	2,584
Income taxes receivable	12	223
Inventories	2,983	2,637
Prepaid expenses and other assets	436	701
Total current assets	51,844	35,385
Restricted investments	124	133
Long-term investment	3,035	2,885
Property, plant and equipment	8,251	8,575
Intangible assets	1,951	2,018
Future income tax assets	121	124
	65,326	49,120

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	18,994	18,124
Current portion of deferred revenue	2,549	2,938
Current portion of obligations under capital leases	319	309
Current portion of long-term debt	5,666	3,558
Total current liabilities	27,528	24,929
Deferred revenue	15,136	14,364
Obligations under capital leases	4,950	5,033
Long-term debt	16,453	18,939
Total liabilities	64,067	63,265

Shareholders’ equity (deficiency)
Capital stock
Common shares, no par value, unlimited authorized shares, 71,567,941 and 57,456,364 issued as at March 31, 2010 and December 31, 2009, respectively	260,231	242,316
Warrants	6,133	937
Contributed surplus	16,959	16,385
Deficit	(281,882)	(273,625)
Accumulated other comprehensive loss	(182)	(158)
Total shareholders’ equity (deficiency)	1,259	(14,145)
	65,326	49,120

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

For the three months ended: [thousands of Canadian dollars, except share and per share amounts]	March 31, 2010 $	March 31, 2009 $

REVENUE
Product sales	3,228	3,802
Licensing	594	1,155
Royalties	600	-
Research and development collaborations	271	-
	4,693	4,957

EXPENSES
Cost of goods sold (excluding amortization)	1,453	1,393
Research and development expenses, net	2,165	3,983
Selling, general and administrative expenses	7,333	6,768
Financial expenses	1,097	1,014
Amortization of property, plant and equipment and intangible assets	434	463
Interest income	(168)	(187)
Foreign exchange loss (gain)	635	(503)
	12,949	12,931
Loss before income taxes	(8,256)	(7,974)
Income tax expense	1	-
Net loss for the period	(8,257)	(7,974)

Net loss per share - basic and diluted	(0.13)	(0.14)

Weighted average number of common shares outstanding	64,178,485	56,826,148

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2010 $	March 31, 2009 $

OPERATING ACTIVITIES
Net loss for the period	(8,257)	(7,974)
Items not affecting cash
Amortization of property, plant and equipment	361	422
Amortization of intangible assets	73	41
Amortization of premiums and discounts on marketable securities	7	15
Non-cash interest income	(150)	-
Non-cash financial expenses	234	142
Unrealized foreign exchange loss	718	808
Stock-based compensation	574	792
	(6,440)	(5,754)
Net change in other operating items	3,613	(2,045)
	(2,827)	(7,799)

INVESTING ACTIVITIES
Acquisition of marketable securities	(5,095)	(6,568)
Proceeds from disposals of marketable securities	-	4,420
Proceeds from maturities of marketable securities	-	13,807
Acquisition of property, plant and equipment	(96)	(5)
Acquisition of intangible assets	(6)	(16)
	(5,197)	11,638

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(73)	(64)
Repayment of long-term debt	(1)	-
Proceeds from issuance of common shares	18,411	9
Proceeds from issuance of warrants	5,429	-
Payment of issuance costs of common shares and warrants	(444)	-
	23,322	(55)

Foreign exchange loss on cash held in foreign currencies	(1,593)	(63)
Net change in cash and cash equivalents during the period	13,705	3,721
Cash and cash equivalents, beginning of period	23,650	8,373
Cash and cash equivalents, end of period	37,355	12,094
Supplemental cash flow information:
Interest paid	753	701
Income taxes paid (recovered)	(202)	88